Exhibit 99.4

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr Reddy’s Laboratories Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying ‘Statement of Audited Consolidated Financial Results for the quarter and year ended 31 March 2025 (the “Statement”)’ of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors on separate audited financial statements of the subsidiaries referred to in the Other Matter paragraph below, the Statement:

i.	includes the results of the following entities:

Holding Company

Dr Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2.	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
3.	Aurigene Pharmaceutical Services Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited
7.	Chirotech Technology Limited (dissolved w.e.f. September 18, 2024)
8.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
9.	Dr. Reddy’s Laboratories (EU) Limited
10.	Dr. Reddy’s Laboratories (Proprietary) Limited
11.	Dr. Reddy’s Laboratories (UK) Limited
12.	Dr. Reddy’s Laboratories Canada, Inc.
13.	Dr. Reddy’s Laboratories Chile SPA.
14.	Dr. Reddy’s Laboratories Inc.
15.	Dr. Reddy’s Laboratories Japan KK
16.	Dr. Reddy’s Laboratories Kazakhstan LLP
17.	Dr. Reddy’s Laboratories Louisiana LLC (till March 21, 2025)
18.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
19.	Dr. Reddy’s Laboratories New York, LLC
20.	Dr. Reddy’s Laboratories Philippines Inc.
21.	Dr. Reddy’s Laboratories Romania Srl
22.	Dr. Reddy’s Laboratories SA
23.	Dr. Reddy’s Laboratories Taiwan Limited
24.	Dr. Reddy’s Laboratories (Thailand) Limited
25.	Dr. Reddy’s Laboratories LLC, Ukraine
26.	Dr. Reddy’s New Zealand Limited
27.	Dr. Reddy’s Srl
28.	Dr. Reddy’s Bio-Sciences Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

29.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
30.	Dr. Reddy’s Laboratories SAS
31.	Dr. Reddy’s Netherlands B.V. (Formerly Dr. Reddy’s Research and Development B.V.)
32.	Dr. Reddy’s Venezuela, C.A. (till June 04, 2024)
33.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
34.	DRL Impex Limited
35.	Dr. Reddy’s Formulations Limited
36.	Idea2Enterprises (India) Pvt. Limited
37.	Imperial Owners and Land Possessions Private Limited (Under liquidation)
38.	Industrias Quimicas Falcon de Mexico, S.A. de CV
39.	Lacock Holdings Limited
40.	Dr. Reddy’s Laboratories LLC, Russia
41.	Promius Pharma LLC
42.	Reddy Holding GmbH
43.	Reddy Netherlands B.V.
44.	Reddy Pharma Iberia SAU
45.	Reddy Pharma Italia S.R.L.
46.	Reddy Pharma SAS
47.	Svaas Wellness Limited
48.	Nimbus Health GmbH
49.	Dr. Reddy’s Laboratories Jamaica Limited
50.	Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited)
51.	Northstar Switzerland SARL (from September 30, 2024)
52.	North Star OpCo Limited (from September 30, 2024)
53.	North Star Sweden AB (from September 30, 2024)
54.	Dr. Reddy's Denmark ApS (from October 04, 2024)
55.	Dr. Reddy's Finland Oy (from December 20, 2024)

Associates

1.	O2 Renewable Energy IX Private Limited
2.	Clean Renewable Energy KK 2A Private Limited (from July 31, 2024)

Joint Ventures

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (Including Kunshan Rotam Reddy Medicine Co., Ltd.)

Other Consolidating Entities

1.	Dr. Reddy’s Employees ESOS Trust
2.	Cheminor Employees Welfare Trust
3.	Dr. Reddy’s Research Foundation

ii.	are presented in accordance with the requirements of the Listing Regulations in this regard; and

iii.	gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2025.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Results” section of our report. We are independent of the Group, its associates and joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive income and other financial information of the Group including its associates and joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and of its associates and joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of their respective companies and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Statement, the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of their respective companies to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are also responsible for overseeing the financial reporting process of their respective companies.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group and its associates and joint ventures of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Master Circular issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matters

1.	The accompanying Statement includes the audited financial results/statements and other financial information, in respect of one subsidiary, whose financial results/statements include total assets of Rs. 22,667 Mn as at March 31, 2025, total revenues of Rs. 5,939 Mn and Rs. 24,881 Mn, total net profit after tax of Rs. 307 Mn and Rs. 733 Mn, total comprehensive income of Rs. 307 Mn and Rs. 733 Mn, for the quarter and year ended on that date respectively, and net cash outflows Rs. 557 Mn for the year ended March 31, 2025, as considered in the Statement which have been audited by their respective independent auditors. The independent auditor’s report on the financial results of these entities have been furnished to us by the Management and our opinion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiary is based solely on the reports of such auditors and the procedures performed by us as stated in paragraph above.

2.	The accompanying Statement includes unaudited financial results and other unaudited financial information in respect of two associates and two joint ventures, whose financial results includes the Group’s share of net profit of Rs. 55 Mn and Rs. 217 Mn and Group’s share of total comprehensive income of Rs. 55 Mn and Rs. 217 Mn for the quarter and year ended March 31, 2025 respectively, as considered in the Statement whose financial results /statements and other financial information have not been audited by their respective auditors. These unaudited financial results have been approved and furnished to us by the Management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these joint ventures and associates, is based solely on such unaudited financial results. In our opinion and according to the information and explanations given to us by the Management, these financial results are not material to the Group.

Our opinion on the Statement is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the Financial Results/financial information certified by the Management.

3.	The Statement includes the results for the quarter ended March 31, 2025 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2025 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN: 25213271BMISPY8088

Place: Hyderabad

Date: May 09, 2025

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2025

All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Sales	82,105	79,960	68,258	3,16,320	2,71,396
	b) License fees and service income	2,955	3,626	2,572	9,215	7,768
	c) Other operating income	224	226	308	904	947

	Total revenue from operations	85,284	83,812	71,138	3,26,439	2,80,111
2	Other income	5,221	1,502	1,975	10,973	8,943
3	Total income (1 + 2)	90,505	85,314	73,113	3,37,412	2,89,054
4	Expenses
	a) Cost of materials consumed	17,165	14,526	10,962	56,835	44,901
	b) Purchase of stock-in-trade	11,275	10,507	11,759	48,411	43,991
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	60	782	(1,800)	(5,447)	(6,805)
	d) Employee benefits expense	14,006	13,665	12,836	55,800	50,301
	e) Depreciation and amortisation expense	4,547	4,714	3,677	17,037	14,700
	f) Impairment of non-current assets, net	768	(4)	(173)	1,693	3
	g) Finance costs	656	817	593	2,829	1,711
	h) Other expenses	22,031	21,606	19,242	83,676	68,389
	Total expenses	70,508	66,613	57,096	2,60,834	2,17,191
5	Profit before tax and before share of equity accounted investees(3 - 4)	19,997	18,701	16,017	76,578	71,863
6	Share of profit of equity accounted investees, net of tax	55	42	35	217	147
7	Profit before tax (5+6)	20,052	18,743	16,052	76,795	72,010
8	Tax expense/(benefit):
	a) Current tax	4,323	5,330	2,823	22,581	19,459
	b) Deferred tax	(138)	(629)	131	(3,038)	(3,228)
9	Net profit after taxes and share of profit of associates (7 - 8)	15,867	14,042	13,098	57,252	55,779
10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	15,933	14,137	13,098	56,551	55,779
	b) Non-controlling interests	(66)	(95)	-	701	-
11	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(117)	(52)	(44)	(293)	(28)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	24	-	4	24	4
	b) (i) Items that will be reclassified subsequently to profit or loss	1,425	(2,142)	(565)	2,376	(749)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(238)	170	48	(58)	117
	Total other comprehensive income/(loss)	1,094	(2,024)	(557)	2,049	(656)
	Total comprehensive income (9 + 11)	16,961	12,018	12,541	59,301	55,123
12	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	17,027	12,113	12,541	58,900	55,123
	b) Non-controlling interest	(66)	(95)	-	701	-
13	Paid-up equity share capital (face value Re. 1/- each)	834	834	834	834	834
14	Other equity				3,34,662	2,81,714
15	Earnings per equity share attributable to equity shareholders of parent(face value Re. 1/- each)
	Basic	19.12	16.97	15.73	67.89	67.04
	Diluted	19.10	16.94	15.71	67.79	66.92
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	11,819	10,387	11,725	43,868	41,295
	b) Global Generics	75,432	73,813	61,289	2,89,810	2,45,673
	c) Others	145	1,614	1,431	2,150	3,922
	Total	87,396	85,814	74,445	3,35,828	2,90,890
	Less: Inter-segment revenue	2,112	2,002	3,307	9,389	10,779
	Total revenue from operations	85,284	83,812	71,138	3,26,439	2,80,111
2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,526	2,359	2,349	9,178	6,929
	b) Global Generics	44,707	45,219	37,937	1,79,606	1,54,272
	c) Others	40	1,478	1,202	1,665	2,423
	Total	47,273	49,056	41,488	1,90,449	1,63,624
	Less: Selling and other un-allocable expenditure/(income), net	27,221	30,313	25,436	1,13,654	91,614
	Total profit before tax	20,052	18,743	16,052	76,795	72,010

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of audited consolidated financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 9 May 2025. The Statutory Auditors have issued an unqualified report thereon.

2	"License fees and service income" for the year ended 31 March 2025 includes an amount of Rs.1,266 million received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated 29 June 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

3	“Other income” for the quarter and year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs. 1,493 million, reclassified from the foreign currency translation reserve and a loss of Rs. 52 million due to turnaround fees paid upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”.
This transaction pertains to the Company's Global Generics segment.

4	“Other income” for the year ended 31 March 2024 includes :

a. Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).
b. Rs.984 million recognised pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom.

This transaction pertains to the Company's Global Generics segment.

5	During the quarter and year ended 31 March 2025, an amount of Rs.775 million and Rs.3,331 million respectively, and during the quarter and year ended 31 March 2024, an amount of Rs. 810 million and Rs. 4,232 million, respectively, representing government grants has been accounted for as a reduction from cost of materials consumed.

6	"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne:
- an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.
- an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.
b. Other impairments:
- an impairment loss of Rs. 288 million consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s global generic business in India and Europe.
The above impairment charge pertains to the Company’s Global Generics segment.

DR. REDDY'S LABORATORIES LIMITED

7	"Impairment of non-current assets, net" for the year ended 31 March 2024 primarily includes:

a. Reversal of impairment loss of Rs. 226 million in March 2024, with respect to saxagliptin/metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to launch of these two products during the year.
The company re-assessed the recoverable amount pursuant to favorable market conditions and change in circumstances that led to initial impairment during year ended 31 March 2021 by revisiting the market volumes, share and price assumptions of these two products and accordingly capitalized under Product related intangibles with corresponding reversal of impairment loss of Rs. 191 million and Rs. 35 million respectively. This impairment loss pertains to the Company’s Global Generics segment
b. Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount of certain products and recognized impairment loss of Rs. 86 million and Rs. 99 million pertaining to products and software platforms forming part of the Company’s Global Generics and Others segment, respectively.

8	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the Company has written off Deferred Tax Asset amounting to Rs. 473 million, created in earlier periods on land, during the year ended 31 March 2025.

9	Agreement with Nestlé India :

On 25 April 2024, the Company entered into an agreement with Nestlé India Limited ("Nestlé India") for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy's Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy's and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs.7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs.7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India. Subsequently, Nutraceuticals subsidiary had purchased the portfolio of nutraceutical products and supplements from Nestlé India for a consideration of Rs.2,231 million. The acquired portfolio consists of Product licenses, sales and marketing teams, contract manufacturers and employees.

Based on fair valuation, the company had allocated purchase consideration and recognized Product licenses and other intangibles of Rs.1,982 million, property, plant and equipment and current assets of Rs.42 million and Goodwill of Rs.207 million.

Upon closing, the Company had also transferred its nutraceuticals and supplements portfolio to the Nutraceuticals subsidiary as a common control transfer of business. This acquisition pertains to the Company’s Global Generics segment.

Profit after tax attributable to Non-controlling interest for year ended 31 March 2025, has arisen primarily on recognition of deferred tax asset on account of transfer of business from parent company to Nutraceuticals subsidiary. As at 31 March 2025, share of 49% held by Nestlé India is recorded under Non-controlling interest of Rs.3,778 million.

10	Business purchase agreement with Haleon:

On 26 June 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - i.e., Nicotinell, Nicabate and others. The acquisition is inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.
The closing conditions were met, and the transaction was completed on 30 September 2024.

Upon completion, the Company acquired the shares of Northstar Switzerland SARL from Haleon for an upfront cash payment of Rs.51,407 million (GBP 458 million). An additional consideration of up to Rs.4,714 million (GBP 42 million) is payable which is contingent upon achieving agreed-upon sales targets in Calender years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company completed the allocation of purchase price. The fair value of consideration transferred is Rs.55,897 million (GBP 498 million). Based on fair valuation, the Company recognised product related intangibles (Brands) of Rs.54,920 million (GBP 489.30 million), deferred tax liabilities of Rs.8,483 million (GBP 75.56 million) and goodwill of Rs.7,170 million (GBP 63.88 million). This acquisition pertains to the Company’s Global Generics segment.

Further, the Company executed a forward exchange contract to hedge its exposure to the payment made in GBP. Upon maturity, hedge gain of Rs. 2,197 million (GBP 20 million) was reclassified from the cash flow hedge reserve and has been adjusted to consideration paid upon closing of the transaction.

During the year ended 31 March 2025, the Company paid the first earn-out milestone to Haleon of Rs.1,655 million (GBP 15 million) based on the achievement of targets for calendar year 2024.

The marketing authorisations will transition gradually into the Company in a phased approach between April 2025 and February 2026. During transition period, Haleon group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

The amount of revenue and profit before tax (derived after amortisation of NRT brands) pertaining to the business acquired from Haleon since the acquisition date (i.e., September 30, 2024) was Rs.12,020 and Rs.2,375 respectively, during the year ended 31 March 2025. Further, acquisition related costs amounting to Rs.1,017 and Rs.280 were recognised as expenses under “Selling, general and administrative expenses” during the years ended 31 March 2025 and 31 March 2024, respectively.

DR. REDDY'S LABORATORIES LIMITED

11	Consolidated Balance Sheet

All amounts in Indian Rupees millions
	As at	As at
	31.03.2025	31.03.2024
Particulars	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	72,984	62,487
Capital work-in-progress	23,994	13,510
Goodwill	13,139	5,501
Other intangible assets	96,141	36,268
Intangible assets under development	662	683
Investment in equity accounted investees	4,811	4,196
Financial assets	-	-
Investments	2,393	1,059
Other financial assets	8,875	1,212
Deferred tax assets, net	18,325	10,578
Tax assets, net	1,821	3,718
Other non-current assets	940	1,373
Total non-current assets	2,44,085	1,40,585
Current assets
Inventories	71,085	63,552
Financial assets
Investments	33,307	44,050
Trade receivables	90,420	80,298
Derivative financial instruments	557	169
Cash and cash equivalents	14,654	7,107
Other bank balances	9,948	10,170
Other financial assets	3,142	22,527
Other current assets	27,068	20,180
Total current assets	2,50,181	2,48,053

TOTAL ASSETS	4,94,266	3,88,638

EQUITY AND LIABILITIES
Equity
Equity share capital	834	834
Other equity	3,34,662	2,81,714
Equity attributable to equity shareholders of the parent company	3,35,495	2,82,548
Non-Controlling interests	3,778	-
Total equity	3,39,274	2,82,548

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	3,800	3,800
Lease liabilities	4,064	2,190
Other financial liabilities	198	-
Provisions	298	239
Deferred tax liabilities, net	14,038	841
Other non-current liabilities	2,256	3,140
Total non-current liabilities	24,654	10,210

Current liabilities
Financial liabilities
Borrowings	38,045	12,723
Lease liabilities	857	1,307
Trade payables
Total outstanding dues of micro enterprises and small enterprises	210	282
Total outstanding dues of creditors other than micro enterprises and small enterprises	26,268	25,862
Derivative financial instruments	1,286	468
Other financial liabilities	39,698	34,540
Liabilities for current tax, net	3,028	2,341
Provisions	7,756	6,920
Other current liabilities	13,190	11,437
Total current liabilities	1,30,338	95,880
TOTAL EQUITY AND LIABILITIES	4,94,266	3,88,638

DR. REDDY'S LABORATORIES LIMITED

12	Consolidated statement of cashflows

All amounts in Indian Rupees millions
	Year ended	Year ended
	31.03.2025	31.03.2024
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit before tax	76,795	72,010
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(3,554)	(3,149)
Depreciation and amortisation expense	17,037	14,700
Impairment of non-current assets, net	1,693	3
Allowance for credit losses (on trade receivables and other advances)	161	275
Profit on sale/disposal of assets, net	(1,512)	(900)
Share of profit of equity accounted investees	(217)	(147)
Unrealized exchange loss/(gain), net	211	(533)
Interest income	(2,677)	(2,278)
Finance costs	2,829	1,711
Equity settled share-based payment expense	424	407
Inventories write-down	5,220	3,563
Dividend income	-	- *
Changes in operating assets and liabilities:
Trade receivables	(10,283)	(8,054)
Inventories	(12,753)	(18,445)
Trade payables	340	3,460
Other assets and other liabilities, net	(7,293)	2,857
Cash generated from operations	66,421	65,480
Income tax paid, net	(19,993)	(20,047)
Net cash from operating activities	46,428	45,433
Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(27,504)	(16,403)
Proceeds from sale of property, plant and equipment	512	1,064
Proceeds from issuance of equity shares in subsidiary to Non controlling interest	7,056	-
Purchase of other intangible assets	(6,894)	(11,032)
Proceeds from sale of other intangible assets	732	21
Investment in associates	(317)	(12)
Purchase of investments (including bank deposits)	(2,54,458)	(1,45,488)
Proceeds from sale of investments (including bank deposits)	2,79,576	1,29,784
Payment for acquisition of businesses	(53,096)	-
Dividend received from equity accounted investees	-	445
Interest and dividend received	3,372	1,338
Net cash used in investing activities	(51,021)	(40,283)
Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	193	805
Purchase of treasury shares	(1,389)	-
Proceeds from short-term borrowings, net	24,490	5,493
Repayment of long-term loans and borrowings	-	(3,800)
Proceeds from long-term loans and borrowings	-	3,800
Payment of principal portion of lease liabilities	(1,294)	(1,147)
Dividend paid	(6,662)	(6,648)
Interest paid	(3,483)	(2,266)
Net cash from/(used in) in financing activities	11,855	(3,763)

Net increase in cash and cash equivalents	7,262	1,387
Effect of exchange rate changes on cash and cash equivalents	224	(59)
Cash and cash equivalents at the beginning of the year	7,107	5,779
Cash and cash equivalents at the end of the year(1)	14,593	7,107

*Rounded off to million.

**FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs. 61 million and Rs. Nil for the year ended 31 March 2025 and 31 March 2024, respectively.

DR. REDDY'S LABORATORIES LIMITED

13	The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On 12 September 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently w.e.f. record date of 28 October 2024, the authorized share capital, the paid up share capital and the treasury shares were sub-divided into five equity shares having a face value of Rupee One each. As on 31 March 2025, the closing number of shares fully paid up and treasury shares were 834,455,365 and 2,452,260 respectively.
Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The effect of stock split was considered in the computation of basic and diluted EPS for the quarter and year ended 31 March 2025 and prior periods have been restated considering face value of Rupee One each in accordance with Ind AS 33- "Earnings per Share" and rounded off to the nearest decimals.

14	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

15	The Company considered the uncertainties relating to the conflict in the middle east, and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

16	The Board of Directors, at their meeting held on 9 May 2025, have recommended a final dividend of Rs.8 per share subject to approval of shareholders.

17	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 09 May 2025	Co-Chairman & Managing Director